TRAQIQ, INC.

ADDENDUM TO 6% CONVERTIBLE PROMISSORY NOTE

This is an Addendum to the 6% Convertible Promissory Note dated August 1, 2017, issued by maker TraqIQ, Inc., to payee, Krishnan Thyagarajan, in the principal amount of $30,000, and at the annual simple interest rate of 6% per annum payable on February 28, 2018 (the “Note”).

The parties desire to rollover the Note and extend the maturity date of the Note from February 28, 2018 to an including March 31, 2019, upon the same terms and conditions set forth in the Note.

Dated: November 19, 2018

MAKER:

TRAQIQ, INC.

By:	/s/ Ajay Sikka
Name:	Ajay Sikka
Title:	President and CEO

PAYEE:

By:	/s/ Krishnan Thyagarajan
Name:	Krishnan Thyagarajan